CORRESP for the SEC letter on Febuary 02, 2018 of Form 10-K and Form 10-Q

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

March 7, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     James Giugliano
     Rufus Decker

Re: Landbay Inc
    Form 10-K for Fiscal Year Ended March 31, 2017
    Filed June 27, 2017
    Form 10-Q for Fiscal Quarter Ended September 30, 2017
    Filed November 6, 2017
    File No. 333-210916

The follow contents is that we response to the SEC letter on Febuary 2, 2018:

Form 10-K for Fiscal Year Ended March 31, 2017

Financial Statements and Supplementary Data, page 11

1. Please amend your filing to include two years of comparative financial statements and include an audit report that covers both years. Refer to Rule 8-02 of Regulation S-X.

Please see the contents of the Financial Statement and Supplementary Data on page 11 of Form 10-K/A which was filed on March 07, 2018.

Controls and Procedures, page 16

2. Please amend your filing to disclose your conclusion regarding the effectiveness of your disclosure control and procedures as well as any changes in internal control over financial reporting that occurred during the last fiscal quarter. Refer to Items 307 and 308(c) of Regulation S-K.

Please see the contents of the Cotrols and Procedures on page 16 of Form 10-K/A which was filed on March 07, 2018.

Directors, Executive Officers and Corporate Governance, page 16 Executive Compensation, page 16

3. Please provide the disclosures required by Items 10 and 11 of Form 10-K. To the extent some or all of disclosures are not applicable, please disclose that fact.

Please see the contents of the Directors, Executive Officers and Corporate Governance on page 17 of Form 10-K/A which was filed on March 07, 2018.

Please see the contents of the Executive Compensation on page 23 of Form 10-K/A which was filed on March 07, 2018.

Exhibits, Financial Statement Schedules, page 17

4. Please amend your filing to include as Exhibits 31 and 32 the certifications required by Rules 15d-14(a) and 15d-14(b) of the Securities Exchange Act of 1934. Refer to Items 601(b)(31) and (32) of Regulation S-K.

Please see the contents of the Exhibits, Financial Statement Schedules of Form 10-K/A which was filed on March 07, 2018.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Financial Statements, page 3

5. Please amend your filing to include a balance sheet as of the end of the preceding fiscal year (i.e., March 31, 2017), and income statements and statements of cash flows for the interim period up to the date of such balance sheet (i.e., the six months ended September 31, 2017) and the comparable period of the preceding fiscal year (i.e., the six months ended September 31, 2016). Additionally, include an income statement for the most recent interim quarter of the preceding fiscal year (i.e., the three months ended September 30, 2016). Refer to Rule 8-03 of Regulation S-X and Instruction 1 thereto.

Please see the contents of the Financial Statements on page 3 of Form 10-Q/A which was filed on March 02, 2018.

Exhibits, page 10

6. Please amend your filing to include as Exhibits 31 and 32 the certifications required by Rules 15d-14(a) and 15d-14(b) of the Securities Exchange Act of 1934. Refer to Items 601(b)(31) and (32) of Regulation S-K.

Please see the contents of the Exhibits of Form 10-Q/A which was filed on March 02, 2018.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: March 07, 2018